REPORT ON THE

2007

EXPLORATION PROGRAM

 ON THE LOS ARRASTRES PROPERTY

San Felipe
Guanajuato, Mexico

Latitude:  21°21'30'' N   Longitude: 101°17'45'' W

For:

Canarc Resource Corp.

301-700 West Pender Street

Vancouver, BC   V6C 1G8

By: James Moors, P.Geo.

301-700 West Pender Street

Vancouver, BC   V6C 1G8

March 15, 2008

Item 2: Table of Contents

List of Illustrations

3

List of Maps

3

List of Appendices

3

Item 3:  Summary

4

Item 4:  Introduction

4

Item 5:  Reliance on Other Experts

4

Item 6:  Property Description and Location

5

Item 7:  Accessibility, Climate, Local Resources, Infrastructure and Physiography

9

Item 8:  History

9

Item 9:  Geological Setting

16

Item 10:  Deposit Types

17

Item 11:  Mineralization

18

Item 12:  Exploration

18

Item 13:  Diamond Drilling

22

Item 14:  Sample Method and Approach

22

Item 15:  Sample Preparation, Analyses and Security

22

Item 16:  Data Verification

23

Item 17:  Adjacent Properties

23

Item 18:  Mineral Processing and Metallurgical Testing

23

Item 19:  Mineral Resource and Mineral Reserve Estimates

23

Item 20:  Other Relevant Data and Information

23

Item 21:  Interpretation and Conclusions

23

Item 22:  Recommendations

23

Item 23:  References

25

Item 24:  Date

25

CERTIFICATE OF AUTHOR

26

CONSENT OF AUTHOR

27

List of Illustrations

Figure 1:  Property Location Map

6

Figure 2:  Claim Location Map

7

Figure 3:  Claim Map with Principle Vein Locations

8

Figure 4:  Providencia Mine Longitudinal Section

10

Figure 5:  San Felix Mine - IP Survey, 1991

11

Figure 6:  San Felix Mine - Resistivity Survey, 1991

12

Figure 7:  El Payan Target - IP Survey, 1991

13

Figure 8:  El Payan Target - Resistivity Survey, 1991

14

Figure 9:  El Payan Target, Diamond Drillhole Location Map

15

Figure 10:  San Felix Mine, Diamond Drillhole Location Map

16

Figure 11:  Regional Geology Stratigraphic Section

17

Figure 12:  Trenching 2007 Location Map

19

Figure 13:  Trench 400S Chip Sample Results

20

Figure 14:  Trench 600S Chip Sample Results

21

Figure 15:  Trench 800S Chip Sample Results

22

List of Maps

Map 1:  Property Geology, Chip Sampling – Grupo Mexico, 1991

Map 2:  Central Portion, Soil Geochemistry 2007 - Gold

List of Appendices

Appendix I:  Assay Results, Soil Geochemistry

Appendix II:  Assay Results, Trenching

Item 3:  Summary

The “Los Arrastres” gold-silver project is located in the northern portion of the state of Guanjuato, Mexico, 70 km east of the city of Leon and 15 km southwest of the town of San Felipe.  A state highway and powerlines cross the property.

The property contains the past producing Providencia and San Felix mines;  both small, high-grade, epithermal vein hosted silver-gold deposits.  Historical information describes a total production of 8.8 million oz silver from 300,000 tonnes at an approximate average grade of 1000 grams per tonne silver and 1 gram per tonne gold.   The mines have been dormant since 1934 when they closed in 1934 as a result of the Mexican Revolution.

In 1991, Grupo Mexico performed extensive mapping, sampling, and geophysical surveying and drilled 11 holes on the the “El Payan” target near the southern property boundary where a blind low-grade (0.3 gpt Au) zone was outlined.

In 2004, the SGM (Mexican Geological Survey) completed four short drill holes into the San Felix stockwork zone over a 116 m strike length as part of their research program to assist small miners.  Each drill hole intersected open stopes approximately 2 m wide followed by footwall stockwork mineralization that ranges  between 1.38 grams per tonne Au over 2.5 m in hole BSF1 and 2.30 grams per tonne Au over 8.8 m in hole BSF3.

Exploration by Canarc in 2007 extended the interpreted strike extension of two of the principle epithermal vein targets, the Providencia and San Felix veins, through 100 x 25 m density soil geochemistry sampling and hand trenching/chip sampling.

Item 4:  Introduction

This report provides a summary of the history of mineral exploration upon the “Los Arrastres” group of mineral properties near the town of San Felipe, Guanajuato State, Mexico.  The properties were acquired by Canarc Resource Corp. in March, 2007  and the company carried out surface exploration/due diligence programs in July and August, 2007.  The author is familiar with the project having made 2 visits to the property. In total, the Author has spent 2 days on site. During the time on the properties, the Author confirmed the presence of surface workings (shafts, trenches, etc.) check-mapped geology and geochemical sampling, confirmed the location of historical workings and diamond drilling sites, and confirmed the nature of the mineralization.

Much of the “background” information within this report has been taken from prior reports by Grupo Mexico.  All maps are original.

Item 5:  Reliance on Other Experts

Prior exploration work on the properties was carried out by Grupo Mexico S.A. and SGM (Geological Survey of Mexico).  These entities have a long history of exploration for mineral deposits in Mexico, and the Author has full confidence in the quality of their work.  The majority of the mapping, surveying and sampling on the properties was carried out by Grupo Mexico.  The author has checked this work on the property and found it to be very accurate with the exception of some of the digital map files provided for the El Payan target.  There was some iconsistency in item coordinates between the various maps provided for the El Payan target, however the author has attempted to relocate them correctly through both ground-truthing and visual interpretation and estimates the locations plotted in this report to be accurate within approximately 20 metres.

Item 6:  Property Description and Location

The Providencia gold-silver project is located in the municipal district of San Felipe in the northern portion of the state of Guanjuato, Mexico, 70 km east of the city of Leon and 15 km southwest of the town of San Felipe (figure 1).

Canarc has the option to obtain 100% interest in the Providencia and San Felix mine properties (The “Ortiz” properties: “La Nueva Providencia”, “Ampl.Providencia”, San Felipe y San Juan de la Chica” (see Figure 2)) that are subject to a 2.5% net smelter return royalty (NSR), which Canarc can reduce to 1.5%.  A formal agreement is expected in fiscal 2008.

In February 2007, Canarc entered into an option agreement to acquire a 100% interest in the 7,638 hectare Los Arrastres claims (the “Grupo Mexico” properties: “Los Arrastres”, “Los Arrastres 2”, “Los Arrastres 3”, “Los Arrastres 4”, “Los Arrastres 5”, “Los Arrastres 6” (see Figure 2)) surrounding the Providencia and San Felix mine properties by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.

Pertaining to the Ortiz Properties, The vendor has received a term sheet to deliver 100 tonnes per month of gold bearing chalcedony vein material from the San Felix mine to the Grupo Mexico smelter in San Luis Potosi, 100 km to the northeast, for use as smelter flux. Luismin (now Goldcorp) previously estimated 70,000 tonnes in the San Felix stockwork zone at a low strip ratio grading 4.42 gpt gold and 8 gpt silver based on systematic sampling of the stockwork. This resource is considered historic and not compliant with NI 43-101, has not been verified and should not be relied upon. The vendor has the right to mine up to 2000 tonnes per month during Canarc’s option period and Canarc has the right to participate for a 50% interest in this venture.

The location of the known mineralization relative to the property boundaries is shown on Figure 3.

Figure 1:  Property Location Map

Figure 2:  Claim Location Map

259000 m
260000 m
261000 m
262000 m
263000 m
264000 m
265000 m
N
S
E
W
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
Providencia, San Felix-Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
"Payan" Structures
Mineralised Zone
Calcite vein
Fault
Quartz Vein
fault hw
porous Rhyolite
Workings
Areas
rockdump
Lines
arrow
excavation
trench
tunnel/working
Points
pit
tiro
INCLINADO -45°
MINAS DE LA VIRGEN
MINAS DE Mn
TAJO CALERA
MINA PROVIDENCIA
TIRO SANTO NIÑO
SAN IGNACIO
TIRO SAN LORENZO
INCLINADO LAS CABARAS
INCLINADO -40°
MINA LAS PILAS
INCLINADO SAN GABRIEL -90°
POBLADO LOS GALEANA
MINA SAN FELIX
TIRO SAN MIGUEL
LA CONCHERA
SOC. LAS VIBORAS
SOC. ZAMORANA (HUNDIDO)
SOC. LOS ORTIZ
TIRO CHICAGO
TIRO LUISA
EL HUNDIDO
TIRO SUR
El PAYAN
0
1 km
Canarc Resource Corp.
Los Arrastres Property
Property Workings, Mineralisation, and Structures
UTM NAD27, Zone 14

Figure 3:  Claim Map with Principle Vein Locations

Item 7:  Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Providencia gold-silver project is located in the municipal district of San Felipe in the northern portion of the state of Guanjuato, Mexico, 70 km east of the city of Leon and 15 km southwest of the town of San Felipe.  A new state highway and electrical lines cross the southeastern corner of the property (see figure 1).

The climate is semi-arid with vegetation comprised of desert scrub or “crasicaule” type dominated by prickly pear cactus and thistle.

Average monthly rainfall from November to April is 1 centimeter. Most of the rainfall occurs between the months of May and September when the average monthly rainfall is 9.5 centimeters. The average temperature is 19°C.

Elevations on the property range from a low of 2100 metres within the plains along the eastern extents of the property, and peak at 2640 metres along the ridgecrest in the northwestern portion of the property.  The area of prospective geology falls within the gently rolling hills between these two elevations.

The 8 km by 10 km property covers the entire Providencia mining district, which is located in the heart of the “Faja de Plata” (the Mexican Silver Belt) about 45 km north of the famous Guanajuato silver-gold mining district where the El Cubo (now Gammon Lake) and Valenciana (now Great Panther) mines have recently been redeveloped into production.

Item 8:  History

The Spanish were the first to work the old Providencia and San Felix mines in the 1700’s. However, most of the historic production was from 1889 until the mines closed in 1934 due to the Mexican Revolution.  Historical information describes a total production of 8.8 million oz silver from 300,000 tonnes at an approximate average grade of 1000 grams per tonne silver and 1 gram per tonne gold.   The only existing data on past production is the long section of the mine workings provided in Figure 4.

In 1968, the CRM estimated 124,000 tonnes within the two main Providencia mine dumps, grading 90 gpt silver and 0.32 gpt gold based on their surveying, trenching and sampling of the dumps. In 1980, the vendor estimated 15,000 tonnes of old Providencia mill tailings grading 165 gpt silver and 0.7 gpt gold based on systematic pit sampling of the tailings.  They subsequently built a small heap leach operation, leached a few hundred tonnes of old tailings and recovered about 70% of the gold and silver. Both of these resources are considered historic and not compliant with NI 43-101, Canarc has not yet verified them, and therefore they should not be relied upon. However, Canarc has the right to re-sample and then truck the mine dumps and mill tailings for toll milling to local plants in the Guanajuato district. The vendor will retain a 30% net profit interest from the re-processing of old mine dumps and mill tailings.

San Jose shaft
Principle shaft
Providencia Shaft
La Cruz shaft
San Gabriel shaft
LA CRUZ STOPE
200
STOP ABOVE PROVIDENCIA VEIN
250 Level
?
?
?
?
Principle shoot on 2 parallel veins with stockwork
200 metres
Canarc Resource Corp.
Los Arrastres Property
Providencia Mine
Longitudinal Section
Looking NNE

Figure 4:  Providencia Mine Longitudinal Section

In 1991, Grupo Mexico geologically mapped 870 hectares on the Los Arrastres property surrounding the Providencia and San Felix mines; collected 588 samples from the mineralized structures and 654 geochemical rock samples on a 100 m spaced grid.  Results of this work are provided in Map 1.

Grupo Mexico also carried out 20 km of Induced Polarization (I.P.) and resistivity geophysical surveying at San Felix and El Payan.  Results of these surveys are provided in figures 5 through 8.  Subsequently, eleven diamond drill holes focused upon the El Payan target near the southern margin of the property.  Four of these holes intersected a blind, flat-lying, gold-silver chalcedony replacement zone within Tertiary rhyolites that averaged 0.3 grams per tonne Au gold and 20 grams per tonne Ag over a 30 m thickness. Drill hole locations are provided in figure 9.

In 1999, Minera Cascabel, a consulting company, estimated the exploration potential for the Providencia mine to be 828,000 tonnes grading 0.8 grams per tonne Au and 550 grams per tonne Ag and the San Felix mine to be 3,625,000 tonnes grading 2.0 grams per tonne Au and 28 grams per tonne Ag.  These estimates should not be taken as NI 43-101 compliant resources; they are simply an indication of the initial exploration upside on the properties based on Minera Cascabel’s work and historic data.

In 2004, the SGM (Mexican Geological Survey) completed four short drill holes into the San Felix stockwork zone over a 116 m strike length as part of their research program to assist small miners.  Each drill hole intersected open stopes approximately 2 m wide followed by footwall stockwork mineralization that ranges  between 1.38 grams per tonne Au over 2.5 m in hole BSF1 and 2.30 grams per tonne Au over 8.8 m in hole BSF3.  Drill hole locations are provided in figure 10.

The mineralization at the Providencia and San Felix mines remains open along strike and at depth.

Induced Polarization (msec)
16
12
8
4
0
Providencia, San Felix-Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
N
S
E
W
San Felix y S. Juan de la Chica
Los Arrastres 4
Los Arrastres 6
0
400 m
261200 m
261400 m
261600 m
261800 m
262000 m
262200 m
262400 m
262600 m
262800 m
2364800 m
2364600 m
2364400 m
2364200 m
2364000 m
2363800 m
2363600 m
2363400 m
2363200 m
2363000 m
2362800 m
2362600 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Mine
Induced Polarisation Survey
Grupo Mexico, 1991
UTM NAD27, Zone 14

Figure 5:  San Felix Mine - IP Survey, 1991

261200 m
261400 m
261600 m
261800 m
262000 m
262200 m
262400 m
262600 m
262800 m
2364800 m
2364600 m
2364400 m
2364200 m
2364000 m
2363800 m
2363600 m
2363400 m
2363200 m
2363000 m
2362800 m
2362600 m
Resistivity (ohm-m)
30
90
140
190
240
Providencia, San Felix-Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
N
S
W
E
San Felix y S. Juan de la Chica
Los Arrastres 4
Los Arrastres 6
0
400 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Mine
Resistivity Survey
Grupo Mexico, 1991
UTM NAD27, Zone 14

Figure 6:  San Felix Mine - Resistivity Survey, 1991

Induced Polarization (msec)
16
12
8
4
0
"Payan" Structures
Mineralised Zone
Calcite vein
Fault
Quartz Vein
fault hw
porous Rhyolite
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
N
W
E
S
Los Arrastres 3
Los Arrastres
0
400 m
262000 m
262200 m
262400 m
262600 m
262800 m
263000 m
263200 m
263400 m
263600 m
263800 m
264000 m
2361600 m
2361400 m
2361200 m
2361000 m
2360800 m
2360600 m
2360400 m
2360200 m
2360000 m
2359800 m
2359600 m
2359400 m
2359200 m
2359000 m
2358800 m
Canarc Resource Corp.
Los Arrastres Property
El Payan Target
Induced Polarisation Survey
Grupo Mexico, 1991
UTM NAD27, Zone 14

Figure 7:  El Payan Target - IP Survey, 1991

Resistivity (ohm-m)
30
90
140
190
240
"Payan" Structures
Mineralised Zone
Calcite vein
Fault
Quartz Vein
fault hw
porous Rhyolite
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
N
W
E
S
Los Arrastres 3
Los Arrastres
0
400 m
262000 m
262200 m
262400 m
262600 m
262800 m
263000 m
263200 m
263400 m
263600 m
263800 m
264000 m
2361600 m
2361400 m
2361200 m
2361000 m
2360800 m
2360600 m
2360400 m
2360200 m
2360000 m
2359800 m
2359600 m
2359400 m
2359200 m
2359000 m
2358800 m
Canarc Resource Corp.
Los Arrastres Property
El Payan Target
Resistivity Survey
Grupo Mexico, 1991
UTM NAD27, Zone 14

Figure 8:  El Payan Target - Resistivity Survey, 1991

263000 m
263200 m
263400 m
263600 m
2360000 m
2359800 m
2359600 m
2359400 m
N
W
E
S
Drill Holes
Diamond Drillhole Collar
hole trace
"Payan" Structures
Mineralised Zone
Calcite vein
Fault
Quartz Vein
fault hw
porous Rhyolite
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
SF-01, 04
SF-09
SF-02
SF-05
SF-07, 03
Los Arrastres 3
Los Arrastres
SF-08
SF-06
SF-10
0
200 m
Canarc Resource Corp.
Los Arrastres Property
El Payan Target
Diamond Drilling, Grupo Mexico 1991
Hole Location Map
UTM NAD27, Zone 14

Figure 9:  El Payan Target, Diamond Drillhole Location Map

262000 m
2364200 m
2364000 m
N
W
E
S
San Felix y S. Juan de la Chica
DHSF-04
DHSF-03
DHSF-02
DHSF-01
Drill Holes
Diamond Drillhole Collar
hole trace
Providencia, San Felix-Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
0
100 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Mine
Diamond Drilling, CRM 2004
Hole Location Map
UTM NAD27, Zone 14

Figure 10:  San Felix Mine, Diamond Drillhole Location Map

Item 9:  Geological Setting

The Project is located in the Eastern end of the “Sierra De Lobos” mountain range of Guanajuato State, locally known as “Santa Barbara” Range, that is composed predominantly of tertiary volcanic rocks. The Los Arrastres mining district lies along the northwest margin of a large northeast trending Graben known as the Villa Del Reyes

Graben.  It is defined by a principal fault orientations of N45°E, with conjugate systems oriented N-S, and N70°W. These fault systems are interpreted as Miocene in age.

Beneath the tertiary volcanic rocks that predominate in the region and host mineralisation at Los Arrastres is a package of Mezozoic volcanic rocks that were effected by low to medium grade metamorphism.  Outcropping rocks on the property are comprised of Jurassic aged volcanic sediments with lutites, calcareous lutites and and limestones of the Esperanza Formation similar to those that comprise the Guanajuato Mining district.

See Regional Geology Stratigraphic Section (Figure 11) and Property Geology Map (Map 1).

Figure 11:  Regional Geology Stratigraphic Section

Item 10:  Deposit Types

The exploration target on the Los Arratres is Low to Intermediate Sulphidation epithermal veins.  Numerous examples of this type of deposit are known throughout North America, with the “Veta Madre” of the nearby Guanajuato district being a prime example.   Previous work indicates the Los Arrastres vein systems have all of the attributes of the epithermal vein deposits including, but not limited to, association with major structural break, quartz-carbonate vein association, low-sulphide assemblage, and high silver to gold ratio.

Item 11:  Mineralization

Mineralisation in the Providencia mining district is a classic, low sulfidation, epithermal vein system situated along the northwest edge of the Villa de Reyes graben.  The veins are hosted by deformed, thin bedded, Mesozoic lutites, limestones and andesites and undeformed Tertiary andesites and rhyolites adjacent to a rhyodacite porphyry intrusion. Mineralization consists of native gold, silver and silver sulfosalts associated with quartz-chalcedony veins and related argillic-pyritic alteration.

Epithermal vein mineralization is represented by milky white chalcedony veins and stringers, cutting argillized, limonite stained wall rocks.  The veins are vuggy and locally crustified, but exhibit very weak colloform banding, which is characteristic of bonanza-type epithermal veins.  Adularia was not seen, but is probably present in the veins.  At Payan, fine-grained silver sulfosalt minerals are present.  In general, the veins appear to have more value for their contained Ag than Au, but both metals are present in varying amounts.

Numerous cuts and pits on the western and northeastern portions of the property expose N-S to N-NW striking structures that contain cinnabar, which is rarely visible in the dumps and exposed rock faces.  The host rock is welded rhyolite crystal, lithic tuff with local underlying black vitrophyre.  The mercury was probably deposited deeper in the section and has moved up structures and rock permeability to concentrate at an unidentified aquiclude.  The common association of mercury in hotspring epithermal systems of Au-Ag suggests a target at depth, possibly of disseminated character.

Item 12:  Exploration

The most recent exploration program by Canarc Resource Corp. ocurred in June and July of 2007, and is the principle subject of this report.  Surface soil geochemical sampling and shallow hand trenching with rock chip sampling was performed.  404 soil samples were taken on the Providencia grid and 567 samples were taken on the San Felix grid.  Samples were obtained at a 25 metre intervals along 100m spaced survey lines oriented at azimuth 050o degrees on the San Felix Grid and azimuth 030o on the Providencia Grid.  Results are plotted on Map 2: Soil Geochemistry-Gold, and tabulated in Appendix A.

Anomalous soil results, reaching a high of 860 ppb Au,  are restricted to the predicted trend of vein mineralisation.  No significanct anomalies are indicated outside of this principle trend of veining.

Hand trenching and rock chip sampling focused on the projected southern extension of the San Felix/Zamorana vein and was undertaken with 3 shallow hand trenches on Lines 400S and 600S and 800W (see Trench Location Map, Figure 12) with 61, 98, 91 samples taken in each trench, respectively.  Results are plotted on figures 13 through 15 and tabulated in Appendix B.

262000 m
262200 m
262400 m
262600 m
262800 m
2364400 m
2364200 m
2364000 m
2363800 m
2363600 m
2363400 m
2363200 m
N
S
E
W
Chip Samples
Au (ppb)
<4
4...10
10...25
25...50
50...100
100...200
200...500
>500
Providencia, San Felix-Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
San Felix y S. Juan de la Chica
Los Arrastres 4
Trench 400S
Trench 600S
Trench 800S
0
200 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Grid
Trenching 2007
Location Map
UTM NAD27, Zone 14

Figure 12:  Trenching 2007 Location Map

262200 m
262225 m
262250 m
2363775 m
2363750 m
2363725 m
N
W
E
S
Chip Samples
Au (ppb)
<4
4...10
10...25
25...50
50...100
100...200
200...500
>500
0
20 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Grid
Trench 400 South
Chip Sample Results
Gold
UTM NAD27, Zone 14

Figure 13:  Trench 400S Chip Sample Results

262275 m
262300 m
262325 m
2363600 m
2363575 m
2363550 m
N
W
E
S
Chip Samples
Au (ppb)
<4
4...10
10...25
25...50
50...100
100...200
200...500
>500
0
20 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Grid
Trench 600 South
Chip Sample Results
Gold
UTM NAD27, Zone 14

Figure 14:  Trench 600S Chip Sample Results

262450 m
262475 m
262500 m
262525 m
2363475 m
2363450 m
2363425 m
N
E
S
W
Chip Samples
Au (ppb)
<4
4...10
10...25
25...50
50...100
100...200
200...500
>500
0
20 m
Canarc Resource Corp.
Los Arrastres Property
San Felix Grid
Trench 800 South
Chip Sample Results
Gold
UTM NAD27, Zone 14

Figure 15:  Trench 800S Chip Sample Results

Item 13:  Diamond Drilling

Diamond drilling has yet to be performed on the property by Canarc Resource Corp..

For a description of diamond drilling results by previous operators see Item 8.

Item 14:  Sample Method and Approach

Soil samples from the 2007 were collected by digging a small hole through the uppermost thin layer of organic material.  Sample depth varied from 0.20m to 0.50m. and included predominantly silt sized material (60%-80%).  Rock chip samples were taken after shallow trenching (<1 metre) uncovered regolith/bedrock material.  Distinctive geology was noted where evident.

Item 15:  Sample Preparation, Analyses and Security

All material was placed in small polyethylene sample bags with an internal tyvex sample tag, labled externally, and sealed with lock straps. Samples were then grouped in lots of 12 to 13 and put in a “rice” sack.  These sacks were delivered to León where they were shipped by standard carrier to the laboratory of SGS Laboratory Services in Durango.   SGS is a well respected and accredited Laboratory with offices located internationally. Samples are crushed and pulverised in Durango and subsequently shipped to Toronto,

Ontario. Forty elements are detected through Inductively Coupled Plasma (ICP) analysis, while Gold and Silver are tested for through Fire Assay and Atomic Absorbtion Spectrometry (AAS) respectively.  SGS  also performs a "duplicate analysis" on every 12th sample., insuring that there is at least one duplicate included within every batch.

Item 16:  Data Verification

Sample results were compared with known geology and alteration.  No extraneous results were noted.

Item 17:  Adjacent Properties

There are no adjacent properties with similar types of vein mineralization.

Item 18:  Mineral Processing and Metallurgical Testing

No processing or metallurgical testing has been performed

Item 19:  Mineral Resource and Mineral Reserve Estimates

No independent NI 43-101 compliant resource estimate has been calculated for the Los Arrastres property.

Item 20:  Other Relevant Data and Information

No relevant data or information has knowingly been omitted by the author.

Item 21:  Interpretation and Conclusions

The exploration programs conducted in 2007 have confirmed potential for the San Felix vein structures to continue along strike to the southeast for a minimum of 1100 metres before it’s projected continuation extends beneath recent colluvium.   The surface geochemical expression of the northwestern strike extent of the Providencia vein is less pronounced, however anomalous values do suggest that the vein does continue in this direction.

Item 22:  Recommendations

There have been three main mineralized gold-silver structures identified on the property. All three remain open along strike and at depth. These include:

1.

Providencia - Purisima, which includes the past-producing Providencia mine, a silver-rich quartz vein system. It has been traced for more than 2.0 km along strike, consisting of two parallel veins, each 0.5 m to 3.0 m wide and roughly 15 m apart. The main shaft at the Providencia mine is 6 m wide and 365 m deep. It accesses the main stope, measuring 250 m long and 150 m vertical, as well as 12 mine levels.

2.

San Felix - Zamorana, which includes the past-producing San Felix mine, is a gold-rich chalcedony vein system that has been mapped for more than 1.5 km along strike. There are 8 shafts up to 150 m deep that access 3 mine levels at the San Felix mine.  It comprises mercury veinlets towards the north; a gold chalcedony stockwork up to 20 m wide at the San Felix mine; and a chalcedonic-argillic-iron oxide alteration zone with coincident gold in soil anomaly that extends a minimum of 1100 metres to the south before disappearing under recent colluvium.

3.

El Payan, another gold-rich chalcedony vein system, averages 2 m thick, and is exposed for 1.2 km along strike. It contains the 100 m deep El Payan shaft and a blind, flat-lying gold-silver chalcedony replacement zone that is up to 48 m thick discovered during the Grupo Mexico drilling project in 1991.

It is recommended that a minimum of 20 holes totalling 5,000 metres should be drilled to evaluate the potential at depth of the two principle high grade low sulphidation epithermal vein targets on the Los Arrastres Property; the Providencia and San Felix.   Horizontal spacing of drill hole collars should be approximately 200 metres and holes should explore the down-dip projection of the veining between 100 and 200 metres below surface.  This involves having two holes collared from each of 10 drill sites at a 200 metre spacing along the trend of the surface anomalies.

The author is of the opinion that this spacing will provide sufficient geological and geochemical information to determine whether further exploration is meritted on the Los Arrastres Property.

Proposed Budget to Next Key Decision Point ($US)

Salaries	$35,000	50	days	@	$ 700	$ 35,000
Consultants	$5,000
Transportation	$15,000
Food & Accommodation	$20,000
Geochemical Analyses	$40,000	1250	samples	@	$ 35	$ 43,750
Drilling (RC)	$300,000	5000	metres	@	$ 60	$ 300,000
Supplies	$40,000
sub total 1	$455,000
Contingency @ 15%	$68,250
TOTAL	$523,250

Item 23:  References

Blanco, J., 2004	Informe Tecnico Geologico 2 Etapa de Exploracion Geologia a Detalle y Semidetalle, Projecto Los Arrastres. Internal Company report, Industrial Minera Mexico S.A. de C.V. - Grupo Mexico

Campbrubi, A., and Albinson, T., 2007

Epithermal Deposits in Mexico -  Update of current knowledge, and and empirical reclassification, in Alaniz-Alvarez, S.A., and Nieto-Samaniego, A.F., eds., Geology of Mexico:….. : Geological Society of America Special Paper 422, p. 377-415

Consejo de Recursos Minerales (Mexico), 1992	Monographia Geologico-Minera del Estado de Guanajuato, Editadas por el Consejo de Recursos Minerales Centro Minero.

Item 24:  Date

The effective date of this report is March 15, 2008

James G. Moors

CERTIFICATE OF AUTHOR

I, James G. Moors do hereby by certify that:

1.

I am currently employed as Vice President, Exploration by:

Canarc Resource Corp.

Suite 301-700 West Pender Street

Vancouver, BC

V6C 1G8

2.

I graduated with a degree in BSc Hons from the University of Waterloo in 1989.

3.

I am a member in good standing of the Association of Professional Engineers of British Columbia (No. 25807)

4.

I have practiced my profession continuously for over 19 years and have examined and reported on numerous precious metal deposits throughout the world including northern Mexico.

5.

I have read the definition of a “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled “Report on the 2007 Exploration Program on the Los Arrastres Property”, dated March 15, 2008 (the “Technical Report”). The information contained in this Technical Report was obtained from reports provided by Canarc Resource Corp., various public documents and my visits to the property.  I have visited the property on several occasions since March 2007, and since that time have spent an accumulative 2 days on site examining surface exposures and mine workings and managing exploration programs.

7.

I have had no prior involvement with the Los Arrastres Property.

8.

As of the date of this certificate, to the best of the writer’s knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am not independent of Canarc Resource Corp. as defined by National Instrument 43-101 as I am an insider of that corporation.

10.

I have read National Instrument 43-101 and Form 43-101 F 1, and the technical report has been prepared in compliance with that instrument.

Dated this 1st day of March 15, 2008.

____________________

James G. Moors, P.Geo.

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Toronto Stock Exchange

I, James G. Moors, P. Geo., am the author of the technical report titled "“ Report on the 2007 Exploration Program on the Los Arrastres Property", dated March 15, 2008 (the "Technical Report") and I do hereby consent to the filing with the regulatory authorities referred to the above, of the complete Technical Report.

____________________

James G. Moors, P.Geo.

CONSENT of AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

TSX Toronto Stock Exchange

"I, James G. Moors, P.Geo. am the author of technical report titled “Report on the 2007 Exploration Program on the Los Arrastres Property”, dated March 15, 2008 (the "Technical Report") and I do hereby consent to the filing, with the regulatory authorities referred to above, of the summary of the Technical Report as set out in Annual Information Form of Canarc Resource Corp. dated as of ________________(the “AIF”).  I have reviewed the summary of the Technical Report as set out in that AIF and consent to its inclusion in the AIF or any other public disclosure document prepared by the Company in 2008.  "

Dated this 15th Day of March, 2008.

____________________

James G. Moors, P.Geo.

259000 m
260000 m
261000 m
262000 m
263000 m
264000 m
2367000 m
2366000 m
2365000 m
2364000 m
2363000 m
2362000 m
2361000 m
2360000 m
2359000 m
2358000 m
N
W
E
S
Rock Chips 1991
Au (ppb)
<6
6...21
21...39
39...57
57...98
>98
Geology
Rock Type
Andesite
Breccia
Dacite
Diorite
Rhyolite
Tuffs and Agglomerate
Volcanic Seds (Jur)
Veining, Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
Los Arrastres 2
Ampl. Providencia
La Nueva Providencia
Los Arrastres 6
Los Arrastres 4
Los Arrastres 3
Los Arrastres
0
2 km
Canarc Resource Corp.
Los Arrastres Property
Property Geology,
Chip Sampling
Grupo Mexico 1991
UTM NAD27, Zone 14

         Map 1

Canarc Resource Corp.
Los Arrastres Property
Central Portion
Soil Geochemistry 2007
Gold
Contour Interval 10m
UTM NAD27, Zone 14
Claim Outlines
Claim Groupings
Grupo Mexico
Ortiz
Providencia, San Felix-Structures
Calcite Vein
Fault
Large Quartz Vein
Quartz Vein
excavation
Soil Au (2007)
Au (ppb)
<6
6...23
23...47
47...78
78...123
>123
Workings
rockdump
arrow
excavation
trench
tunnel/working
pit
tiro
0
400 m
N
S
E
W
260000 m
261000 m
262000 m
263000 m
2367000 m
2366000 m
2365000 m
2364000 m
2363000 m
2362000 m

      Map 2

Appendix I:  Assay Results, Soil Geochemistry

Appendix II:  Assay Results, Trenching